Mail Stop 6010

November 3, 2006

Via U.S. Mail and Facsimile to (860) 648-8314

Jay Zager
Chief Financial Officer
Gerber Scientific, Inc.
83 Gerber Road West
South Windsor, CT 06074

> **Re: Gerber Scientific, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2006**
> **Filed July 28, 2006**
> **File No. 001-05865**

Dear Mr. Zager:

We have reviewed your filing and have the following comment. We have limited our review of your filing to only those issues we have addressed in the comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2006

Item 8. Financial Statements and Supplementary Data, page 51

Note 1. Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 56

1.   We note your discussion on page 8 that Spandex "acts as a distributor… for a
        number of different equipment and aftermarket consumable suppliers." Please tell
        us and revise future filings to disclose the significant terms of your transactions
        with *third party suppliers* as well as how these terms impact how you are required
        to account for and present revenue, cost of sales and inventory related to
        arrangements where you sell products manufactured by others. Furthermore,
        please specifically tell us how the guidance at EITF 99-19 impacts your
        presentation requirements for such transactions. Your response should be specific
        to the terms of your underlying arrangements and quantify the amounts recorded
        in your financial statements related thereto as of the dates and periods presented
        herein.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in
            the filing;
        ·   staff comments or changes to disclosure in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing;
            and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant